Corvus Gold Inc.

1750 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

February 15, 2019

Via EDGAR

Securities and Exchange Commission

ATTN: Mr. Ronald Alper

100 F Street, NE

Washington, D.C. 20549

Re:	Corvus Gold Inc. – Request for Acceleration
Registration Statement on Form S-3/A
Originally filed on February 4, 2019, as amended February 15, 2019
File No. 333-229516

Ladies and Gentlemen:

On behalf of Corvus Gold Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-229516) to permit said Registration Statement to become effective at 5:00 p.m. Eastern time on February 19, 2019, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Corvus Gold Inc.

/s/ Peggy Wu
Peggy Wu, Chief Financial Officer